UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq. NVIDIA Corporation 2701 San Tomas Expressway Santa Clara, California 95050 (408) 486-2000	Scott P. Spector, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$91,449,704	$3,594
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 33,109,990 shares of Common Stock of NVIDIA Corporation will be purchased pursuant to this offer for an aggregate cash value of $91,449,704. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.
**	$39.30 per $1,000,000 of the aggregate offering amount pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory No. 6 for fiscal year 2008.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,594	Filing Party: NVIDIA Corporation

Form or Registration Number: 005-56649	Date Filed: February 11, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

SCHEDULE TO

(Amendment No. 3)

This Amendment No. 3 to Schedule TO is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2009, as amended, in connection with NVIDIA Corporation’s (the “Company”) offer to purchase currently outstanding options having an exercise price equal to or greater than $17.50 per share and granted under the Company’s 2007 Equity Incentive Plan, 2000 Nonstatutory Equity Incentive Plan, or 1998 Equity Incentive Plan, or granted under the PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan and PortalPlayer, Inc. 1999 Stock Option Plan and assumed by the Company in connection with its acquisition of PortalPlayer, Inc. (the “Offer”). This Amendment No. 3 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at midnight, Pacific Time, on Wednesday, March 11, 2009. Pursuant to the Offer to Purchase, Eligible Options (as defined in the Offer to Purchase) to purchase an aggregate of 28,532,050 shares of the Company’s common stock were validly tendered and not withdrawn, and the Company has accepted for repurchase all such Eligible Options. Each Eligible Participant who validly tendered Eligible Options pursuant to the Offer to Purchase will receive a cash payment of $3.00 for Eligible Options with exercise prices equal to or greater than $17.50 per share but less than $28.00 per share and $2.00 for Eligible Options with exercise prices of $28.00 per share or higher, in each case less applicable tax withholdings. The Company will promptly make such cash payments in the aggregate amount of $78,075,008.

SCHEDULE TO

(Amendment No. 3)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

NVIDIA CORPORATION

By:	/S/ JEN-HSUN HUANG
Jen-Hsun Huang President and Chief Executive Officer